

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2010

Mr. Graham Taylor
President and Chief Executive Officer
Magnus International Resources Inc.
280 Nelson Street Suite 115
Vancouver, BC, Canada V6B2E2

> **Re:** **Magnus International Resources Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2009**
> **Filed November 13, 2009**
> **File No. 000-49961**

Dear Mr. Taylor:

We issued comments to you on the above captioned filing on April 6, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 23, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by July 23, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Craig Arakawa at 202-551-3650 if you have any questions.

Sincerely,

Karl Hiller
Branch Chief